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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM N-14

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                          PRE-EFFECTIVE AMENDMENT NO.


                         POST-EFFECTIVE AMENDMENT NO. 1

                                      AND

              REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                  ACT OF 1940

                                AMENDMENT NO. --

                             VANGUARD MONEY MARKET
                                 RESERVES, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           100 VANGUARD BLVD., (P.O. BOX 876) VALLEY FORGE, PA 19482
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                  REGISTRANT'S TELEPHONE NUMBER (610) 669-6000

                        RAYMOND J. KLAPINSKY, SECRETARY
                      VANGUARD MONEY MARKET RESERVES, INC.
                       100 VANGUARD BLVD., (P.O. BOX 876)
                             VALLEY FORGE, PA 19482
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

     No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940.


    IT IS PROPOSED THAT THIS AMENDMENT BECOME EFFECTIVE ON NOVEMBER 1, 1995,

           PURSUANT TO RULE 488(A) UNDER THE SECURITIES ACT OF 1933.

     THE REGISTRANT HAS REGISTERED AN INDEFINITE NUMBER OF SHARES UNDER THE SECURITIES ACT OF 1933 PURSUANT TO RULE 24F-2 UNDER THE INVESTMENT COMPANY ACT OF 1940. THE REGISTRANT'S MOST RECENT 24F-2 NOTICE FOR ITS FISCAL YEAR NOVEMBER 30, 1994 WAS FILED WITH THE COMMISSION ON JANUARY 30, 1995.

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

                      VANGUARD MONEY MARKET RESERVES, INC.

                             CROSS-REFERENCE SHEET
           PURSUANT TO RULE 488 (A) UNDER THE SECURITIES ACT OF 1933

    N-14
    ITEM NUMBER                                                CAPTION IN PROSPECTUS
    Item 1.   Beginning of Registration Statement and
              Outside Front Cover Page of Prospectus........   Cover Page of Registration Statement;
                                                               Front Cover Prospectus
    Item 2.   Beginning and Outside Back Cover Page of
              Prospectus....................................   Table of Contents
    Item 3.   Synopsis Information and Risk Factors.........   Summary
    Item 4.   Information About the Transaction.............   Summary; The Proposed Reorganization;
                                                               Additional Information About the
                                                               Proposed Reorganization
    Item 5.   Information About the Registrant..............   Prospectus Cover Page; Summary; The
                                                               Proposed Reorganization; Additional
                                                               Information on the Fund and Vanguard
                                                               Institutional Money Market Fund;
                                                               Condensed Financial Information;
                                                               Performance Summary; Information
                                                               Filed with the Securities and
                                                               Exchange Commission.
    Item 6.   Information About the Company Being
              Acquired......................................   Summary; The Proposed Reorganization;
                                                               Additional Information on the Fund
                                                               and Vanguard Institutional Money
                                                               Market Fund; Performance Summary;
                                                               Condensed Financial Information;
                                                               Information Filed with the Securities
                                                               and Exchange Commission.
    Item 7.   Voting Information............................   Notice of Special Meeting of
                                                               Shareholders; Summary; Proposed
                                                               Reorganization; Additional
                                                               Information About Proposed
                                                               Reorganization;
                                                               Vote Required
    Item 8.   Interest of Certain Persons and Experts.......   Additional Information About the
                                                               Proposed Reorganization
    Item 9.   Additional Information Required for Reoffering
              by Persons Deemed to be Underwriters..........   Not Applicable

                                      LOGO


Dear Shareholder:



    The accompanying Combined Proxy Statement and Prospectus presents an important proposal for your consideration as a shareholder of Vanguard Institutional Money Market Portfolio (the "Institutional Portfolio") of Vanguard Institutional Portfolios, Inc. (the "Fund"). In substance, your Board of Directors has proposed that the Institutional Portfolio be reorganized as a separate class of shares of Vanguard Money Market Reserves, Inc.-Prime Portfolio (the "Prime Portfolio"), in a tax-free reorganization effective on October 27, 1995 (the "Closing Date"). If this proposal is approved by shareholders, your Institutional Portfolio shares will be exchanged for an equal-dollar amount of a special class of shares of the Prime Portfolio known as the "Institutional Shares."


BACKGROUND


    The Fund was formed as a member of the Vanguard Group of Investment Companies in 1989. The objective of the Institutional Portfolio is to provide maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. The Institutional Portfolio was designed to have identical investment policies to the Prime Portfolio, but to operate more cost-effectively by restricting participation in the Institutional Portfolio to certain institutional clients meeting a $10 million minimum investment. The Institutional Portfolio has one of the lowest annual expense ratios of any money market fund (0.15%). Both the $10 million minimum and the 0.15% expense ratio will remain unchanged under the new structure. Following the reorganization, the Prime Portfolio will consist of two separate classes of shares, the existing Prime Portfolio and the new Prime Portfolio institutional class of shares ("Prime Institutional").



    The Board of Directors has proposed this reorganization because a multiple class structure avoids some of the expense and investment advisory complexities of managing and administering separate funds. Such a structure will provide greater investment diversification to the shareholders of the Institutional Portfolio and allow Vanguard to realize fund management and fund accounting efficiencies from administering one portfolio instead of two. In addition, since its inception, the Institutional Portfolio has been faced with a relatively small number of shareholders owning a large portion of the Portfolio's assets. The merger of the Institutional Portfolio and Prime Portfolio will mitigate current and future shareholder concentration issues.



    Given these circumstances, the Officers and Directors of the Fund have carefully evaluated the proposed reorganization, giving particular consideration to the impact of the change on existing shareholders. The Officers and Directors have concluded that it would be in the best interest of the Institutional Portfolio and its shareholders that the Institutional Portfolio be merged into a newly-created separate class of shares in the Prime Portfolio.



    We hope this Proxy Statement and the Vanguard Money Market Reserves prospectus will answer all of your questions, but if you have further questions at any time, please do not hesitate to call Vanguard at 1-800-523-8066.


                                        Sincerely,
                                        LOGO
                                        John C. Bogle
                                        Chairman of the Board

                 [VANGUARD INSTITUTIONAL MONEY MARKET PORTFOLIO
                   VANGUARD MONEY MARKET RESERVES, INC. LOGO]


                    COMBINED PROXY STATEMENT AND PROSPECTUS

                             DATED OCTOBER 2, 1995



     This combined Proxy Statement and Prospectus includes this cover page, a Notice of Special Meeting of Shareholders of Vanguard Institutional Money Market Portfolio (the "Institutional Portfolio"), a separate class of shares of Vanguard Institutional Portfolios, Inc. (the "Fund"), a Proxy Statement, a form of proxy and the proposed prospectus for Vanguard Money Market Reserves, Inc. ("Vanguard Money Market Reserves") Prime Portfolio Institutional Shares.



     Vanguard Money Market Reserves is an open-end diversified investment company which is made up of three different portfolios. The investment objective of each Portfolio of Vanguard Money Market Reserves is to provide the maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. Each Portfolio also seeks to maintain a constant net asset value of $1.00 per share. Although each Portfolio invests in high-quality instruments, an investment in the Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that each Portfolio will be able to maintain a stable net asset value of $1.00 per share.



     The principal executive offices of the Fund and Vanguard Money Market Reserves are located at Vanguard Financial Center, 100 Vanguard Boulevard, Malvern, PA 19355 (Telephone No.: 1-800-662-7447).


     This Combined Proxy Statement and Prospectus sets forth concisely the information that a shareholder of the Institutional Portfolio should know before voting on the proposed reorganization. It should be read and retained for future reference.


     A Prospectus and Statement of Additional information (File No. 2-52698, filed March 10, 1995), and the 1994 Annual Report to Shareholders of Vanguard Money Market Reserves (File No. 811-02554, filed January 25, 1995), including financial statements, and the 1994 Annual Report of the Institutional Portfolio (File No. 811-05768, filed January 31, 1995), including financial statements, are on file with the Securities and Exchange Commission (the "Commission"). Vanguard Money Market Reserves' Prospectus and Statement of Additional Information (dated March 17, 1995) and Vanguard Money Market Reserves' 1994 Annual Report to Shareholders are incorporated by reference into this Combined Proxy Statement and Prospectus. The Vanguard Money Market Reserves - Prime Portfolio Institutional Shares Prospectus is included with this document as
Exhibit II. The Vanguard Money Market Reserves Prospectus, Statement of Additional Information and the Institutional Portfolio's 1994 Annual Report to Shareholders are available, without charge, by writing to Vanguard Financial Center, P.O. Box 876, Valley Forge, PA 19482 or by calling the toll-free telephone number listed above.

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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         COMMISSION PASSED ON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

                 VANGUARD INSTITUTIONAL MONEY MARKET PORTFOLIO

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS OF VANGUARD INSTITUTIONAL MONEY MARKET PORTFOLIO:


     Notice is hereby given that a special meeting of shareholders of Vanguard Institutional Money Market Portfolio (the "Institutional Portfolio") a separate class of shares of Vanguard Institutional Portfolios, Inc. (the "Fund"), will be held in the Majestic Building, Room 118A, Vanguard Financial Center, 100 Vanguard Boulevard, Malvern, PA 19355, on October 20, 1995, at 9:30 A.M., E.T. for the following purposes:



     1. To approve or disapprove a Plan of Reorganization providing for (i) the acquisition of substantially all of the assets of the Institutional Portfolio by the Prime Portfolio of Vanguard Money Market Reserves in exchange for shares of an institutional class of the Prime Portfolio;
        (ii) the pro rata distribution of such shares to shareholders of the Institutional Portfolio according to their respective interests and
        (iii) the deregistration of the Fund as an investment company and dissolution of the Fund as a Maryland Corporation.


     2. To consider and act upon any other matters which may properly come before this meeting.

                                         By Order of the Board of Directors
                                         Raymond J. Klapinsky, Secretary


October 2, 1995


--------------------------------------------------------------------------------

                             YOUR VOTE IS IMPORTANT
                       NO MATTER HOW MANY SHARES YOU OWN

     PLEASE INDICATE YOUR VOTING INSTRUCTIONS ON THE ENCLOSED PROXY CARD, DATE AND SIGN IT, AND RETURN IT IN THE ENVELOPE PROVIDED, WHICH IS ADDRESSED FOR YOUR CONVENIENCE AND NEEDS NO POSTAGE IF MAILED IN THE UNITED STATES. IN ORDER TO AVOID THE ADDITIONAL EXPENSE TO THE FUND OF FURTHER SOLICITATION, WE ASK YOU TO COOPERATE IN MAILING YOUR PROXY PROMPTLY.
--------------------------------------------------------------------------------

                 VANGUARD INSTITUTIONAL MONEY MARKET PORTFOLIO

                        SPECIAL MEETING OF SHAREHOLDERS

                                OCTOBER 2, 1995

                                PROXY STATEMENT


     The enclosed proxy is solicited by and on behalf of the management of Vanguard Institutional Money Market Portfolio (the "Institutional Portfolio") as a separate class of shares of Vanguard Institutional Portfolios, Inc. (the "Fund"). In addition to the solicitation of proxies by mail, officers and employees of the Fund and the Vanguard Group, Inc. may solicit in person or by telephone. Persons holding stock as nominees will, upon request, be reimbursed for their reasonable expenses in sending soliciting materials to their principals.



     Holders of record as of the close of business on September 27, 1995 are entitled to vote at the meeting or any adjourned session. As of the record date there were issued and outstanding approximately 667,006,000 shares of common stock of the Institutional Portfolio.



     Shares represented by a properly executed proxy will be voted in accordance with the instructions thereon, or if no specification is made, the persons named as proxies will vote in favor of the proposal set forth in the Notice of Meeting and in this Proxy Statement. Abstentions and broker non-votes will be included for purposes of determining whether a quorum is present at the meeting, but will not be counted as votes in favor of or against the proposal. Proxies may be revoked at any time before they are exercised by the subsequent execution and submission of a revised proxy, by written notice of revocation to the Secretary of the Fund, or by voting in person at the meeting. The business address of the Fund is c/o Vanguard Financial Center, P.O. Box 876, Valley Forge, PA 19482.



     A copy of the Institutional Portfolio's Annual Report for the fiscal year ended November 30, 1994, including financial statements, has been mailed to each shareholder of the Institutional Portfolio as of the record date. This Combined Prospectus and Proxy Statement was mailed to shareholders on or about October 2, 1995.


             APPROVAL OR DISAPPROVAL OF THE PROPOSED REORGANIZATION

                                    SUMMARY

     The following is a summary of the proposed reorganization and the parties thereto contained elsewhere in this Combined Proxy Statement and Prospectus (including documents incorporated by reference herein).

PORTFOLIO EXPENSES



     The following table illustrates all expenses and fees that you would incur as a shareholder of the Prime Portfolio or the Institutional Portfolio. The expenses set forth below are for the 1994 fiscal year.



    SHAREHOLDER TRANSACTION EXPENSES
    ---------------------------------------------------------------------------------------------------
    Sales Load Imposed on Purchases.......................................................   None
    Sales Load Imposed on Reinvested Dividends............................................   None
    Redemption Fees*......................................................................   None
    Exchange Fees.........................................................................   None



                                                                            PRIME             INSTITUTIONAL
    ANNUAL PORTFOLIO OPERATING EXPENSES                                   PORTFOLIO             PORTFOLIO
    -------------------------------------------------------------------------------------------------------
    Management & Administrative Expenses........................             0.27%                 0.10%
    Investment Advisory Fees....................................             0.01                  0.01
    12b-1 Fees..................................................             None                  None
    Other Expenses
      Distribution costs........................................   0.03%               0.02%
      Miscellaneous Expenses....................................   0.01                0.02
                                                                   ----                ----
    Total Other Expenses........................................             0.04                  0.04
                                                                            -----                 -----
             TOTAL OPERATING EXPENSES...........................             0.32%                 0.15%
                                                                            =====                 =====




* Wire redemptions of less than $5,000 are subject to a $5 processing fee.



     The purpose of this table is to assist you in understanding the various expenses that you would bear directly or indirectly as an investor in the Fund.



     The following example illustrates the expenses that you would incur on a $1,000 investment over various periods, assuming (1) a 5% annual rate of return and (2) redemption at the end of each period. As noted in the table above, the Fund charges no redemption fees of any kind.



                                                             1 YEAR     3 YEARS     5 YEARS     10 YEARS
                                                             ------     -------     -------     --------
Prime Portfolio............................................    $3         $10         $18         $ 41
Institutional Portfolio....................................    $2         $ 5         $ 8         $ 19



     THIS EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OR PERFORMANCE. ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN.


COMPARISON OF THE INSTITUTIONAL PORTFOLIO AND PRIME PORTFOLIO

  1. Investment Objectives and Policies


     The investment objective of both the Institutional Portfolio and the Prime Portfolio of Vanguard Money Market Reserves, Inc. (the "Prime Portfolio") is to provide the maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. Both Portfolios seek to maintain a constant net asset value of $1.00 per share. Both Portfolios may invest in high-quality, money market obligations issued by financial institutions, nonfinancial corporations, and the U.S. Government, state and municipal governments and their agencies or instrumentalities. The investment policies of both the Institutional and the Prime Portfolios are identical. Both the Institutional Portfolio and the Prime Portfolio may invest in derivative securities. Derivatives are instruments whose values are linked to or derived from an underlying security. The Portfolios invest only in derivative securities such as floating rate instruments with returns derived directly from standard, U.S. dollar-denominated short-term taxable interest rate benchmarks such as short-term LIBOR rates, Federal Reserve Daily Federal Funds Effective Rate and U.S. Treasury Bill auction results. Neither Portfolio uses derivatives to apply leverage, nor do they invest in futures or options.


  2. Advisory Fees


     The Institutional Portfolio and the Prime Portfolio receive all investment advisory services on an at-cost basis from the Fixed Income Group of The Vanguard Group, Inc. ("Vanguard"). The Group provides investment advisory services to more than 40 Vanguard money market and bond portfolios. Total assets under management by Vanguard's Fixed Income Group were $63 billion as of August 31, 1995. The Fixed Income Group is supervised by the Officers of Vanguard. Ian
A. MacKinnon, Senior Vice President of Vanguard, has been in charge of the Group since its inception in 1981.


     The Fixed Income Group manages the investment and reinvestment of the assets of both the Institutional Portfolio and the Prime Portfolio and continuously reviews, supervises and administers their investment programs, subject to the maturity and quality standards specified in their respective Prospectuses and supplemental guidelines approved by the Board of Directors. The Fixed Income Group's selection of investments for both the Institutional Portfolio and the Prime Portfolio is based on: (a) continuing credit analysis of those instruments held in each Portfolio and those being considered for inclusion therein; (b) possible disparities in yield relationships between different money market instruments; and (c) actual or anticipated movements in the general level of interest rates.


     The Fixed Income Group is also responsible for the allocation of principal business and portfolio brokerage and the negotiation of commissions. The purchase and sale of investment securities will ordinarily be principal transactions. Securities will normally be purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by either Portfolio for securities purchased directly from an issuer. Purchases from underwriters of securities will include a commission or concession paid by the issuer to the underwriter. Purchases from dealers serving as market makers will include a dealer's mark-up.


     In purchasing and selling securities, it is each Portfolio's policy to seek to obtain quality execution at the most favorable prices through responsible broker-dealers. In selecting broker-dealers to execute the securities transactions for each Portfolio, consideration will be given to such factors as: the price of the security; the rate of the commission; the size and difficulty of the order; the reliability, integrity, financial condition, general execution and operational capabilities of competing broker-dealers; and the brokerage and research services provided to each Portfolio.


     For the fiscal year ended November 30, 1994, the aggregate investment advisory expenses incurred by Vanguard and reimbursed by the Prime Portfolio were approximately $1,460,000 (.01 of 1%).

  3. Management, Administrative and Distribution Services


     The Fund and Vanguard Money Market Reserves are members of The Vanguard Group of Investment Companies. Through their jointly-owned subsidiary, Vanguard, the member funds of The Vanguard Group obtain at-cost virtually all of their corporate management, administrative, and distribution services. Each Fund pays its share of Vanguard's total expenses relating to these services, which are allocated among the Funds under methods approved by the Board of Directors of each Fund. The Fund and Vanguard Money Market Reserves share a common Board of Directors.


  4. Asset Size and Expense Ratios

     On June 30, 1995 the Institutional Portfolio had total net assets of approximately $637 million. On the same date, the Prime Portfolio had total net assets of approximately $17.7 billion. For the fiscal year ended November 30, 1994, the Institutional Portfolio had an expense ratio of .15 of 1% of its average net assets. The expense ratio for the Prime Portfolio for its 1994 fiscal year was .32 of 1% of its average net assets.

  5. Purchase, Redemption and Exchange Procedures


     Purchase procedures for the Institutional Portfolio and the Prime Portfolio are virtually identical, and are described on page 15 of the Vanguard Money Market Reserves prospectus. No fee will be charged for the exchange of Institutional Portfolio shares for Prime Institutional shares. Shareholders of both the Institutional Portfolio and the Prime Portfolio may exchange shares for shares of other Vanguard Funds as described on page 21 of the Prime Portfolio Prospectus.


  6. Income Dividends and Capital Gains Distributions

     Both the Institutional Portfolio and the Prime Portfolio declare income dividends daily and pay these dividends on the first business day of each month. Capital gains distributions, if any, are made annually. Shareholders may elect to accept such dividends in additional shares or take them in cash.

  7. Performance

     The following chart illustrates the cumulative total return of each Portfolio for various periods ended November 30, 1994.

                                                            ONE YEAR     FIVE YEARS     TEN YEARS
                                                            --------     ----------     ---------
    Prime Portfolio.......................................   3.87%          28.15%        85.43%
    Institutional Portfolio...............................   4.06%          29.10%        30.91%*
    * Fund inception was October 3, 1989.


RISK FACTORS



     Both the Institutional Portfolio and the Prime Portfolio invest principally in high-quality money market obligations issued by financial institutions, non-financial corporations, the U.S. Government, its agencies and instrumentalities and state and municipal governments and their agencies and instrumentalities. The investment policies of both the Institutional Portfolio and the Prime Portfolio, including policies concerning credit quality, are identical.


THE PROPOSED REORGANIZATION

  1. The Agreement and Plan of Reorganization


     The Directors of the Fund and Vanguard Money Market Reserves have determined that the proposed reorganization is in the best interests of each Fund and that the interest of each Portfolio's shareholders will not be diluted as a result of the reorganization. The terms and conditions under which the proposed reorganization may be consummated are set forth in the Agreement and Plan of Reorganization, dated September 27, 1995, between the Fund and Vanguard Money Market Reserves (the "Agreement"). The Agreement is attached as Exhibit I to this Combined Proxy Statement and Prospectus. Significant provisions of the Agreement are summarized elsewhere in this Combined Proxy Statement and Prospectus.


  2. The Closing Date


     The Agreement provides that the Prime Portfolio will acquire substantially all of the assets of the Institutional Portfolio in exchange solely for shares of Prime Institutional to be issued to shareholders of the Institutional Portfolio on October 27, 1995, or such later date as may be agreed upon by the parties (the "Closing Date"). The number of shares of Prime Institutional to be issued to shareholders of the Institutional Portfolio will be equal to the number of shares of the Institutional Portfolio held by each such shareholder. Immediately following the Closing Date, the Fund will dissolve and distribute pro rata to its shareholders of record, as of the close of business on the Closing Date, the shares of Prime Institutional received by the Institutional Portfolio. The Fund will file an application to deregister as an investment company under Section 8(f ) of the Investment Company Act of 1940.


  3. Federal Income Tax Consequences


     Consummation of the reorganization is subject to the condition that the Fund and Vanguard Money Market Reserves receive an opinion of counsel to the effect that the reorganization will not result in a recognition of gain or loss for Federal income tax purposes for either the Institutional Portfolio or the Prime Portfolio, or their respective shareholders. If such opinion of counsel regarding the tax consequences of the reorganization is not received, the reorganization will not take place and the Directors of the Fund will consider other alternatives.


  4. Vote Required for Shareholder Approval of the Reorganization


     Approval of the Plan of Reorganization will require the affirmative vote of a majority of the shares of the Fund's common stock outstanding and entitled to vote at this Special Meeting of Shareholders.

            ADDITIONAL INFORMATION ABOUT THE PROPOSED REORGANIZATION


REASONS FOR THE PROPOSED REORGANIZATION


     The Fund was formed as a member of the Vanguard Group of Investment Companies in 1989, with the objective of providing the maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. The Fund's Institutional Portfolio was designed to have identical investment policies to the Prime Portfolio of Vanguard Money Market Reserves, but to operate more cost-effectively by restricting participation in the Institutional Portfolio to certain institutional clients meeting a $10 million minimum investment. The Institutional Portfolio has one of the lowest expense ratios of any money market fund (0.15%). These characteristics of the Institutional Portfolio will not change as a result of the reorganization. Simply, following the reorganization, the Prime Portfolio will consist of two separate classes of shares, the existing Prime Portfolio and the new Prime Institutional.



     The Board of Directors has proposed this reorganization because a multiple class structure avoids some of the expense and investment advisory complexities of managing and administering separate funds. Such a structure will provide greater investment diversification to the shareholders of the Institutional Portfolio and allow Vanguard to realize fund management and fund accounting efficiencies from administering one portfolio instead of two. In addition, since inception the Institutional Portfolio has been faced with a relatively small number of shareholders owning a large portion of the Portfolio's assets. The merger of the Institutional Portfolio and Prime Portfolio will mitigate current and future shareholder concentration issues.



     Given these circumstances, the Officers and Directors of the Fund have carefully evaluated the proposed reorganization, giving special consideration to the impact of the change on existing shareholders. The Officers and Directors have concluded that it would be in the best interest of the Institutional Portfolio and its shareholders that the Institutional Portfolio be merged into a newly created separate class of shares in the Prime Portfolio.


THE PLAN OF REORGANIZATION


     The Agreement provides that the Prime Portfolio will acquire substantially all of the assets of the Institutional Portfolio in exchange solely for shares of common stock ($.001 par value) of Prime Institutional on the Closing Date, October 27, 1995 or such later date as may be agreed upon by the parties. The number of shares of Prime Institutional to be issued to shareholders of the Institutional Portfolio will be equal to the number of shares of the Institutional Portfolio held by each such shareholder. The net asset value per share for each Portfolio will be determined by dividing the total value of each Portfolio's investments and other assets, less any liabilities, by the total of its outstanding shares using the valuation procedures set forth under "The Share Price of each Portfolio" on page 13 of the accompanying Vanguard Money Market Reserves prospectus. For purposes of calculating the net asset value per share, securities are valued by the "amortized cost" method of valuation, which does not take into account unrealized gains or losses. The net asset value per share is expected to be $1.00 per share.



     Immediately following the Closing Date, the Fund will dissolve and distribute pro rata to the shareholders of the Institutional Portfolio of record as of the close of business on the Closing Date, the shares of Prime Institutional received by the Institutional Portfolio. Such liquidation and distribution will be accomplished by the establishment of open accounts on the share records of Prime Institutional in the names of such Institutional Portfolio shareholders and representing the respective pro rata number of shares of Prime Institutional due such shareholders. Fractional shares of Prime Institutional will be carried to the third decimal place.

     The consummation of the Agreement is further subject to the customary conditions applicable to corporate reorganizations of this type as set forth in
Section 8 of the Agreement. Moreover, the Agreement may be terminated and the reorganization abandoned at any time, before or after consent of the two parties, or by either party if any condition set forth in Section 8 has not been fulfilled by the other party or waived by the party entitled to its benefits.

EXPENSES OF THE REORGANIZATION


     The Fund and the Prime Portfolio will each bear such expenses of entering into and carrying out the provisions of the Agreement as will be separately incurred by it. The expenses of the Prime Portfolio will include legal and accounting fees and are expected to be minimal. The Fund expenses will include: the costs of the special meeting; proxy costs (including all costs of solicitation, printing and mailing of this Proxy Statement); the expenses of its proposed liquidation and dissolution; and legal and accounting fees. It is estimated that these expenses will not exceed $15,000.


TAX CONSEQUENCES


     Consummation of the proposed reorganization is conditioned upon receipt of an opinion of Stradley, Ronon, Stevens and Young, counsel to the Fund and Vanguard Money Market Reserves, that the acquisition will qualify as a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, and that the proposed reorganization will not result in the recognition of gain or loss for Federal income tax purposes for either the Fund, the Vanguard Money Market Reserves or the shareholders of the Institutional and Prime Portfolios, respectively. See Section 8(f ) of the Agreement. The investment policies of the Fund and the Prime Portfolio are substantially identical. Vanguard Money Market Reserves does not expect to sell portfolio securities to effect a realignment with the policies and investment practices of the Institutional Portfolio.


SHAREHOLDERS' RIGHTS


     There are no material differences between the rights of the Institutional Portfolio's shareholders and the rights of Prime Portfolio shareholders. Vanguard Money Market Reserves, Inc. and Vanguard Institutional Portfolios, Inc. are each Maryland corporations. Shares of both Funds are fully paid and nonassessable. Holders thereof have noncumulative voting rights and equal rights with respect to dividends, assets and liquidations, but no preemptive rights. Shareholders of the Institutional Portfolio will not be entitled to any "dissenters rights" under Maryland law since the reorganization is between two open-end investment companies registered under the Investment Company Act of 1940.


     However, shareholders who find that the proposed reorganization does not meet their particular investment needs and objectives, may consider two additional options: (1) exchanging their holdings without sales commissions into another mutual fund in The Vanguard Group, currently offering its shares to new investors, which is better suited to their goals; or (2) redeeming shares for cash. These options are available to an Institutional Portfolio shareholder both before and, as a Prime Institutional shareholder, after the reorganization.


                         PRO FORMA CAPITALIZATION TABLE



     The following table shows the capitalization of the Institutional Portfolio and the Prime Portfolio as of August 31, 1995, and on a pro forma basis as of that date giving effect to the proposed acquisition of assets at net asset value.



                                                    INSTITUTIONAL        PRIME         PRO FORMA
                                                      PORTFOLIO        PORTFOLIO        COMBINED
                                                    -------------     ------------    ------------
    Net Assets (000)............................      $ 682,270       $ 18,237,195    $ 18,919,465
    Net Asset Value Per Share...................      $    1.00       $       1.00    $       1.00
    Shares Outstanding (000)....................        682,270         18,237,195      18,919,465



     The Fund and the Prime Portfolio will each bear such expenses of entering into and carrying out the provisions of the agreement as will be incurred by it. The expenses for the Prime Portfolio are expected to be minimal and the expenses for the Fund are estimated not to exceed $15,000.


             ADDITIONAL INFORMATION ON THE INSTITUTIONAL PORTFOLIO
                       AND VANGUARD MONEY MARKET RESERVES

THE INSTITUTIONAL PORTFOLIO

  1. Background


     The Fund was established in 1989. The objective of the Fund's Institutional Portfolio is to provide institutional investors with the means to invest in high-quality money market instruments and realize the efficiencies which result from the administration of larger institutional accounts.


  2. Investment Objective and Policies

     The Institutional Portfolio is designed primarily for institutional investors. The Portfolio's objective is to provide the maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. The Portfolio also seeks to maintain a constant net asset value of $1.00 per share.

  3. Investment Adviser


     The Institutional Portfolio receives all investment advisory services on an at-cost basis from Vanguard's Fixed Income Group. The Group provides investment advisory services to more than 40 Vanguard money market and bond portfolios. Total assets under management by Vanguard's Fixed Income Group were $63 billion as of August 31, 1994. The Fixed Income Group is supervised by the Officers of the Fund. Ian A. MacKinnon, Senior Vice President of Vanguard, has been in charge of the Group since its inception in 1981.

     The Fixed Income Group manages the investment and reinvestment of the assets of the Institutional Portfolio and continuously reviews, supervises and administers the Institutional Portfolio's investment program, subject to the maturity and quality standards specified in the Prospectus and supplemental guidelines approved by the Board of Directors.


     During the fiscal years ended November 30, 1992, 1993 and 1994, the Institutional Portfolio reimbursed investment advisory expenses incurred by Vanguard of $18,000, $28,000, and $48,000, respectively.


VANGUARD MONEY MARKET RESERVES

  1. Background


     Vanguard Money Market Reserves was organized in 1975 as an open-end diversified management investment company known as a money market fund. The Fund offers three separate Portfolios: Prime, Federal and U.S. Treasury.


  2. Investment Objective and Policies


     Each Portfolio of the Fund seeks to provide the maximum current income that is consistent with the preservation of capital and liquidity by investing in specified money market instruments. See "Investment Objective" and "Investment Policies" on pages 6 and 7 of the Vanguard Money Market Reserves Prospectus.


  3. Investment Adviser


     The three Portfolios of the Vanguard Money Market Reserves receive all investment advisory services on an at-cost basis from Vanguard's Fixed Income Group. The Group also provides investment advisory services to more than 40 Vanguard money market and bond portfolios, both taxable and tax-exempt.



     The Fixed Income Group manages the investment and reinvestment of the assets of the Vanguard Money Market Reserves' Portfolios and continuously reviews, supervises and administers each Portfolio's investment program, subject to the maturity and quality standards specified in this Prospectus and supplemental guidelines approved by the Board of Directors. The Fixed Income Group's selection of investments for the Portfolios is based on: (a) continuing credit analysis of those instruments held in the Portfolios and those being considered for inclusion therein; (b) possible disparities in yield relationships between different money market instruments; and (c) actual or anticipated movements in the general level of interest rates.


INVESTMENT LIMITATIONS

     The investment limitations for Vanguard Money Market Reserves summarized on page 10 of the Prospectus are substantially identical to those applicable to the Institutional Portfolio. These investment limitations may not be changed without shareholder approval.

PORTFOLIO BROKERAGE


     The portfolio brokerage policies of the Institutional Portfolio and Vanguard Money Market Reserves are identical.

     The Fixed Income Group is responsible for the allocation of principal business and portfolio brokerage and the negotiation of commissions for both the Institutional Portfolio and the Prime Portfolio. The purchase and sale of investment securities by each Portfolio will ordinarily be principal transactions. Portfolio securities will normally be purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by a Portfolio for securities purchased from an issuer. Purchases from underwriters of securities will include a commission or concession paid by the issuer to the underwriter, and purchases from dealers serving as market makers will include a dealer's mark-up.



     In purchasing and selling securities for each of the Portfolios, it is each Portfolio's policy to seek to obtain quality execution at the most favorable prices through issuers or responsible broker-dealers. In selecting broker-dealers to execute the securities transactions for the Portfolios, consideration will be given to such factors as: the price of the security; the rate of the commission; the size and difficulty of the order; the reliability, integrity, financial condition, general execution and operational capabilities of competing broker-dealers; and the overall brokerage and research services provided to each Fund.


THE VANGUARD GROUP


     The Fund and Vanguard Money Market Reserves are members of The Vanguard Group of Investment Companies. Through their jointly-owned subsidiary, Vanguard, the member Funds obtain at cost virtually all of their corporate management, administrative and distribution services. See page 10 of the Vanguard Money Market Reserves Prospectus.


LITIGATION


     Neither the Fund nor Vanguard Money Market Reserves is involved in any litigation.

                              PERFORMANCE SUMMARY


     VANGUARD MONEY MARKET RESERVES -- PRIME PORTFOLIO FINANCIAL HIGHLIGHTS



     The following financial highlights for a share outstanding throughout each period, insofar as they relate to each of the five years in the period ended November 30, 1994, have been audited by Price Waterhouse LLP, independent accountants, whose report thereon was unqualified. This information should be read in conjunction with the Fund's financial statements and notes thereto, which, together with the remaining portions of the Fund's 1994 Annual Report to Shareholders, are incorporated by reference in the Statement of Additional Information and this Prospectus, and which appear, along with the report of Price Waterhouse LLP, in the Fund's 1994 Annual Report to Shareholders. The information on selected per share data and ratios for the six months ended May 31, 1995 for the Fund is unaudited and should be read in conjunction with the financial statements appearing in the Fund's May 31, 1995 Semi-Annual Report to Shareholders. For a more complete discussion of the Portfolio's performance, please see the 1994 Annual Report or the May 31, 1995 Semi-Annual Report of the Fund, which may be obtained without charge by writing to the Fund or by calling our Investor Information Department at 1-800-662-7447.



                             -----------------------------------------------------------------------------------------------------
                                                                               PRIME PORTFOLIO
                  SIX        -----------------------------------------------------------------------------------------------------
                 MONTHS                                                    YEAR ENDED NOVEMBER 30,
                 ENDED
                MAY 31,     ------------------------------------------------------------------------------------------------------
                 1995       1994       1993       1992       1991       1990       1989       1988      1987      1986      1985
----------------------------------------------------------------------------------------------------------------------------------
NET ASSET
 VALUE,
BEGINNING
 OF
 YEAR....        $1.00      $1.00      $1.00      $1.00      $1.00      $1.00      $1.00     $1.00     $1.00     $1.00     $1.00
                  ----       ----       ----       ----       ----       ----       ----      ----      ----      ----      ----
INVESTMENT
OPERATIONS
 Net
 Investment
  Income...       .029       .038       .030       .038       .062       .080       .090      .072      .063      .066      .079
 Net
 Realized
   and
   Unrealized
   Gain
   on
   Investment
Securities...       --         --         --         --         --         --         --        --        --        --        --
                  ----       ----       ----       ----       ----       ----       ----      ----      ----      ----      ----
 TOTAL
   FROM
   INVESTMENT
   OPERATIONS...  .029       .038       .030       .038       .062       .080       .090      .072      .063      .066      .079
-----------------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
Dividends
   from
   Net
   Investment
Income...        (.029)     (.038)     (.030)     (.038)     (.062)     (.080)     (.090)    (.072)    (.063)    (.066)    (.079)
 Distributions
   from
   Realized
  Capital
 Gains...           --         --         --         --         --         --         --        --        --        --        --
                  ----       ----       ----       ----       ----       ----       ----      ----      ----      ----      ----
 TOTAL
 DISTRIBUTIONS...(.029)     (.038)     (.030)     (.038)     (.062)     (.080)     (.090)    (.072)    (.063)    (.066)    (.079)
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSET
 VALUE,
 END OF
 YEAR....        $1.00      $1.00      $1.00      $1.00      $1.00      $1.00      $1.00     $1.00     $1.00     $1.00     $1.00
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL
RETURN...         2.90%      3.87%      3.02%      3.89%      6.39%      8.32%      9.40%     7.47%     6.49%     6.78%     8.20%
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
RATIOS/SUPPLEMENTAL
 DATA
Net
 Assets,
 End of
 Year
 (Millions)... $16,934    $15,109    $12,367    $12,638    $13,496    $13,579    $11,067    $6,863    $4,088    $2,186    $1,725
Ratio of
 Expenses
 to
 Average
 Net
Assets...          .32%*      .32%       .32%       .30%       .30%       .30%       .28%      .33%      .37%      .48%      .51%
Ratio of
 Net
 Investment
 Income to
 Average
 Net
Assets...         5.74%*     3.84%      2.98%      3.82%      6.20%      8.06%      9.05%     7.28%     6.30%     6.60%     7.90%


* Annualized.

                  INSTITUTIONAL PORTFOLIO FINANCIAL HIGHLIGHTS

     The following financial highlights for a share outstanding throughout each period presented have been audited by Price Waterhouse LLP, independent accountants, whose report thereon was unqualified. This information should be read in conjunction with the financial statements and notes thereto, which, together with the remaining portions of the Fund's 1994 Annual Report to Shareholders, are incorporated by reference in the Statement of Additional Information and this Prospectus, and which appear, along with the report of Price Waterhouse LLP, in the Vanguard Institutional Money Market Portfolio's 1994 Annual Report to Shareholders. The information on selected per share data and ratios for the six months ended May 31, 1995 for the Portfolio is unaudited and should be read in conjunction with the financial statements appearing in the Portfolio's May 31, 1995 Semi-Annual Report to Shareholders. For a more complete discussion of the Portfolio's performance, please see the 1994 Annual Report or the May 31, 1995 Semi-Annual Report of the Portfolio, which may be obtained without charge by writing to the Portfolio or calling our Investor Information Department at 1-800-662-7447.


                                                           SIX
                                                         MONTHS
                                                          ENDED              YEAR ENDED NOVEMBER 30,
                                                         MAY 31,    ----------------------------------------      OCT. 3, 1989*
                                                          1995      1994     1993     1992     1991     1990     TO NOV. 30, 1989
---------------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, BEGINNING OF PERIOD..................    $1.00     $1.00    $1.00    $1.00    $1.00    $1.00           $1.00
                                                          -----      ----     ----     ----     ----     ----           -----
INVESTMENT OPERATIONS
 Net Investment Income................................     .030      .040     .031     .040     .063     .082            .014
 Net Realized and Unrealized Gain on Investments......       --        --       --       --       --       --             --
                                                          -----      ----     ----     ----     ----     ----           -----
   TOTAL FROM INVESTMENT OPERATIONS...................     .030      .040     .031     .040     .063     .082            .014
-----------------------------------------------------------------------------------------------------------------------------
DISTRIBUTIONS
 Dividends from Net Investment Income.................    (.030)    (.040)   (.031)   (.040)   (.063)   (.082)          (.014)
 Distributions from Realized Capital Gains............       --        --       --       --       --       --             --
                                                          -----      ----     ----     ----     ----     ----           -----
   TOTAL DISTRIBUTIONS................................    (.030)    (.040)   (.031)   (.040)   (.063)   (.082)          (.014)
-----------------------------------------------------------------------------------------------------------------------------
NET ASSET VALUE, END OF PERIOD........................    $1.00     $1.00    $1.00    $1.00    $1.00    $1.00           $1.00
=============================================================================================================================
TOTAL RETURN..........................................     2.99%     4.06%    3.19%    4.02%    6.52%    8.49%           1.40%
=============================================================================================================================
RATIOS/SUPPLEMENTAL DATA
Net Assets, End of Period (Millions)..................    $ 634     $ 677    $ 306    $ 269    $ 218    $  91          $   69
Ratio of Expenses to Average Net Assets...............      .15%      .15%     .15%     .15%     .15%     .15%            .15%**
Ratio of Net Investment Income to Average Net
 Assets...............................................     5.92%*    4.14%    3.14%    3.93%    6.14%    8.24%           8.90%**


 * Commencement of operations.
** Annualized.

                        FINANCIAL STATEMENTS AND EXPERTS


     The financial statements of the Fund and Vanguard Money Market Reserves have been audited by Price Waterhouse LLP, independent accountants, for the periods indicated in said firm's reports thereon which are included in the respective 1994 Annual Reports to Shareholders. Such financial statements have been referred to herein in reliance on the reports of Price Waterhouse LLP given on the authority of said firm as experts in auditing and accounting.

         INFORMATION FILED WITH THE SECURITIES AND EXCHANGE COMMISSION


     The Fund and Vanguard Money Market Reserves are subject to the informational requirements of the Securities and Exchange Act of 1934 and the Investment Company Act of 1940, and in accordance therewith file reports, proxy material and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy material and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission., Washington, D.C. 20549.


                                 VOTE REQUIRED


     Approval of the Agreement and Plan of Reorganization, including the dissolution of the Fund, will require the favorable vote of a majority of the shares of common stock of the Fund outstanding and entitled to vote at this Special Meeting of Shareholders. THE DIRECTORS RECOMMEND APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION.



     The Board of Directors of the Fund has not determined what action it will take in the event shareholders fail to approve the Reorganization or for any reason the transaction with Vanguard Money Market Reserves is not consummated. However, if the Reorganization is not approved by the shareholders of the Fund, the Board of Directors will consider alternative dispositions of the Fund's net assets, including the sale of assets to, or merger with, another investment company.


                                 OTHER MATTERS


     On July 31, 1995, the following shareholders held more than 5% of the outstanding shares of the Institutional Portfolio:


                   Vanguard Fiduciary Trust Company (31%)


                   Kaiser Permanente Deferred Retirement Plan (31%)


                   First Boston Corp. Profit Sharing and Savings Plan (11%)


                   New York State Deferred Compensation Board (7%)


     The Board of Directors knows of no other business to be brought before the meeting. However, if any other matters come before the meeting, it is the intention that proxies which do not contain specific restrictions to the contrary will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

     Further information about Vanguard Money Market Reserves is contained in the accompanying Vanguard Money Market Reserves Prospectus (Exhibit II). Shareholders of the Institutional Portfolio are urged to read this Proxy Statement and the Prospectus carefully prior to executing and returning their proxies and to retain the Prospectus for future reference.